

February 7, 2015

VIA E-MAIL

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

      RE: Elkhorn ETF Trust
               File Nos.: 333-201473; 811-22926

Dear Mr. Warren:

We have reviewed the registration statement on Form N-1A filed with the Commission on January 13, 2015 on behalf of the above-referenced registrant. The filing was made for the purpose of registering shares of the S&P 500 Capital Expenditures Portfolio (the "Portfolio"), under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940. Our comments are set forth below. For convenience, we generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

General

1. Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust's exemptive application filed in order to operate as an ETF. Also, please advise whether you expect to submit any additional exemptive applications or no-action requests in connection with the registration statement, other than the one that was noticed and ordered in December.

2. Please update the Portfolio's EDGAR series/class identifiers with its ticker symbol once you have obtained it.

3. Given that, as of the date of this letter, the S&P 500 Capex Efficiency Index had not yet launched, please supplementally advise us as to the anticipated timing of the offering.

4. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

5. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

6. The prospectus states that "[t]he Fund will, under most circumstances, effect a portion of creations and redemptions for cash, rather than in-kind securities." The terms of the Fund's exemptive order limit the Fund's ability to make cash redemptions to a specific set of circumstances that are unlikely to affect this Fund on a normal basis. Please explain how the quoted statement comports with your exemptive relief.

Cover Page

7. Please clarify your statement that "Market prices may differ to some degree from the net asset value of shares."

Annual Fund Operating Expenses, page 3

8. The first footnote contains information that is neither permitted nor required by Form N-1A. Accordingly, please delete the footnote and relocate the information to a more appropriate section in the prospectus, i.e. not in the summary section.

Principal Investment Strategies, page 4

9. Please explain, if true, how investments in companies with low capital expenditures are expected to out-perform investments in other S&P 500 stocks.

10. Please include a more detailed description of the S&P 500 Capex Efficiency Index. In addition, please provide the Staff with a courtesy copy of the index methodology, if applicable, pursuant to Rule 418 under the 1933 Act.

11. For clarity, please explain the term "capital expenditure".

12. Please supplementally explain your basis for the following statement, "Capital expenditures are one of the ways in which management can provide return of capital to investors."

13. Please explain in plain English what it means to compute "capital expenditures scaled by sales," and the significance of the figure. This comment applies to the disclosure on page 22 under Constituent Selection, as well.

14. The index is made up of 100 securities of the S&P 500 with the lowest capital expenditure ratio of current year to three-year average. The index appears to have a second requirement that each company must have its most recent fiscal year capital

expenditures, scaled by sales, lower than the historical three-year average. Please explain what happens if fewer than 100 companies in the S&P 500 Index meet this second criterion.

Principal Risks of Investing in the Fund, page 4

15. For clarity, please revise your principal risks to clearly identify and explain each of the principal risks affecting the Fund. In this regard, many of the risks that you have included here and in the "Additional Risks of Investing in the Fund" section do not seem to be principal risks of investing in the Fund. At the same time, many of the key risks of investing in ETFs (such as premium/discount and market trading risk) have been have been omitted. Please revise accordingly. In addition, the first and fourth risk factors appear to identify the same risk; please consider consolidating these paragraphs.

16. Please disclose here, as you do on page 10, that the Fund is non-diversified. Also describe the effect of non-diversification and summarize the risks of investing in a non-diversified fund. See Item 4(b)(1)(iv) of Form N-1A.

Illiquid Securities, page 8

17. Please revise this section so that the 15% limit on illiquid investments applies not only at the time of investment.

Tax-Advantaged Structure of ETFs, page 13

18. While in some sections of the prospectus you tout the tax advantaged structure of ETFs due to redemptions in-kind, in others you disclose that the Fund will under most circumstances effect a portion of creations and redemptions in cash. Please reconcile such statements throughout, consistent with any changes made in response to comment 6 above.

Premium/Discount Information, page 24

19. Please expand the discussion to explain what premium and discount are and how they develop.

Part C

20. If you intend to provide information responsive to Item 30 (Indemnification), please include the undertaking required by Rule 484 of Regulation C under the Securities Act.

21. It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is "not applicable." Please advise or revise.

*   *   *   *   *   *   *   *

Responses to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions about these comments, please call me at (202) 551-6751.

Sincerely yours,

/s/ Alison White

Alison White
Senior Counsel